INVEST IN **KK TECHNOLOGIES/KUSH KLUBS**

The First: Cannabis Network, Fintech & Subscription-Based Membership Club

PITCH VIDEO   INVESTOR PANEL



STIIZY
KUSHKLUBS
Wallet
8th
VIP MEMBERS
SKIP
THE LINE
KUSHKLUBS.COM

kushklubs.com   Los Angeles CA

Software   Retail   Technology   Blockchains   B2B

LEAD INVESTOR

Bryce Petty

J.P. and the Team at KK Tech have created an extraordinary business model and technology in Kush Klubs. I whole-heartedly believe that Kush Klubs will become the standard for retailers, brands, and consumers in the legal cannabis industry. Kush Klubs has successfully identified and created solutions for major obstacles to legal cannabis retailers, brands and consumers. They have created a business that mutually benefits both the retail and consumer segments of the industry, as well as becoming advocates for fair play in the legal cannabis market. With a proposed SAAS platform, blockchain technology,

services. What makes this such a good opportunity is that the perfect storm has come together: an industry that is exploding and a business model that has been tested and proven. But, as a

Highlights

1. ✅Proven business model; successful BETA completed
2. 📈Highly scalable model with passive income streams & huge ROI potential
3. 👨‍💻👩‍💻Experienced Team of Entrepreneurs and Start-Up Veterans
4. 🥇First Mover in a recession-proof Industry with a projected $90.4B in revenues & 28% CAGR by 2026 (not guaranteed)
5. 💡Solutions for legal retailers, brands & consumers against illegal markets, regulations & high tax
6. ⚠️⛔Mitigate risk by leveraging B2B and B2C side of the industry

6. ⚠️⛔Mitigate risk by leveraging B2B and B2C side of the industry

7. 👏🏽3-5 Year Exit Strategy: IPO / AQ (not guaranteed)
8. 💸Deals pending with Dispensary Groups with 100+ retail locations and with multiple Brands

Our Team

Jean Pierre Fatta Founder & CEO



Jean Pierre Fatta Founder & CEO

As a software developer and serial entrepreneur for over 25 years, JP has been at the forefront of identifying trends in emerging markets and implementing data and technology to create new and novel concepts within those markets.

As serial entrepreneurs, we saw an exploding market sector and explored how we could get into it. We researched and determined the major obstacles in the legal market and developed our business model around solving those issues. As we began to meet with people in the space, we also became involved with advocacy for the legal market.



Alejandro Zalles Chief Technology Officer

Alejandro has two decades of experience and has served as CTO of several companies, developed software for large international financial institutions and led large teams of developers overseeing all aspects of development.



Alan Bailey Chief Financial Officer

Alan served as a Senior Financial Executive with Paramount Pictures for 35 years, including being its Senior Vice President and Treasurer (1974-2009). He has since served as a "virtual" CFO to a number of emerging and start up companies.



Michael Hynson Head of Operations

Michael has worked alongside Mr. Fatta for over 15 years where he has been instrumental in the development of operational workflows for many startups. He has consulted for several major CRM companies due to his expertise in workflow automations.



Monique Morris VP of Marketing

Monique holds a BA in Marketing & Management. She began her career as a Marketing Manager for the largest provider of linear & rotary motion systems. She went on to co-found a construction company prior to joining our Team.



Arianna Fischer VP of Business Development

Arianna holds a B.S. in Business & Marketing. She became the youngest, and highest earning Business Development Executive at the largest (at the time) Cannabis Edibles Company in California, averaging over $15 million in sales annually.



Scott Beckman Legal Council

Scott has clients throughout several industries, including finance, gaming, technology, energy, sports/esports, cannabis/CBD, and blockchain/distributed ledger technology.

Empowering Retailers & Brands, Incentivizing Consumer Behavior, Innovating an Industry-Ahead of Federal Legalization

A Glimpse Into the Future (as we see it):


KUSH
A Glimpse into the Future
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As a seasoned team of startup veterans and technology-based application experts, we wanted to enter into the Cannabis space.

So, in true entrepreneurial spirit, we invented our way in.

Our interest in the future of cannabis led us to create KK TECHNOLOGIES / Kush Klubs.

We set out to solve the current challenges facing the Cannabis Industry.

> ***"It's about building a network of Retailers, Brands and Consumers so big that our voices are echoed in strength, leverage and influence"***

Our Accomplishments:

A PROVEN MODEL: BOTH B2B and B2C

Before writing a line of code, we spent more than a year in R&D - learning the industry, establishing connections and determining the best way to penetrate the market.

WE THEN CHOSE 4 LOS ANGELES DISPENSARIES TO RUN OUR BETA TEST

In June 2020, we soft launched it to test our model:

We wanted to know:

- Would someone purchase a cannabis subscription?

- Could we incentivize human behavior?

- Could we increase ROI for a retailer?

- What sort of data could we aggregate?

- How do we build a complete end to end solution?


We offered 4 subscription plans:
Which gave consumers the ability to save up to 50% + on select cannabis purchases thus beating the illicit market
UP TO 50% SAVINGS
Up to a $700 value
Ultimate
Member
60 Credits / Month
Up to
70
Grams of Flower Per Month
VIP: Skip the line
$349.99 /Mo
Avg. $5.00/gram
UP TO 48% SAVINGS
Up to a $350 value
Avid
Member
30 Credits / Month
Up to
35
Grams of Flower Per Month
VIP: Skip the line
$179.99 /Mo
UP TO 35% SAVINGS
Up to a $175 value
Casual
Member
15 Credits / Month
Up to
17.5
Grams of Flower Per Month
VIP: Skip the line
$114.99 /Mo
UP TO 26% SAVINGS
Up to a $115 value
Basic
Member
10 Credits / Month
Up to
11.5
Grams of Flower Per Month
VIP: Skip the line
$84.99 /Mo

WE MADE IT SIMPLE FOR CONSUMERS TO USE:

We built an application that allowed consumers to search for dispensaries and products, learn about the products they were interested in, reserve those products, use our proprietary payment system to transact (thus eliminating the

products, use our proprietary payment system to transact (thus eliminating the need for cash) and pick up those products.

All while saving up to 60% on their Cannabis purchases


A simple member experience
Selection, visibility, promos, marketing
DISCOVER
Participating dispensaries and product
RESERVE
Your product for a quick pickup
PICKUP
Your daily gram or 1/8th
KUSHKLUBS
Wallet
8th
RESERVE

CHECK OUT KUSH KLUBS IN ACTION:


Kush Klubs Member Experience
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> *NOTE: The elegance of our business model is the fact that we hold no inventory nor do we sell any products.*

> *We negotiate discounts on products at our partner retailers for our Members. Members purchase monthly subscriptions and use our cashless credit system to purchase products at the equivalent credit rate that has been negotiated in advance. We do not touch the plant.*

TO FURTHER INCENTIVIZE CONSUMER BEHAVIOR:

- We limited their daily redemption to maximize frequency
- We established a credit value system with tiers and levels to up-sell them
- We set a hook to draw them in: a $5 gram campaign

THE RESULTS WERE EXCEEDINGLY BETTER THAN EXPECTED:


Proving our core model
240K
Increased Awareness
Through targeted digital ads, over 240,000 people in LA county expressed interest in Kush Klubs
10x–15x
Increased Frequency
We increased customer frequency from 2 times per month to 10-15 times per month
83%
Increased Loyalty
Of Members only use one dispensary location
$200-$300
Increased Revenue
An average of $200-$300 in additional purchases per month once customer became a Member

Additional data collected

76%	76%	94%	82%	70%	50%
Of Members are on one of the 2 top tier Plans	Increase in Member transactions month over month	Of transactions were for eighths	Of transactions were for Premium flower	Of Members tried at least 3 different strains	Of Members tried at least 4-6 different strains

During the BETA test period we analyzed a lot of data. We had conversations with retailers, brands and consumers. We remained fluid, all the while enhancing our model and offering to what we feel is now a complete solution to <u>**own the Cannabis Subscription Membership Space.**</u>

LET'S START WITH THE CHALLENGE AND THE OPPORTUNITY

The Cannabis Industry is undoubtedly growing at a rapid rate.



With only:
And:
18 States
Recreational & Medical
20 States
Medical Only
55M
MASSIVE COMSUMPTION
Current cannabis consumption by Americans
7900+
DISPENSARIES
Currently in the U.S.
$90.4B
USA CANNABIS SALES
Projected annual sales by 2026
28%
CAGR %
Projected 2021-2026
Cannabis is already positioned to be one of the fastest growing markets on the planet

Yet the legal market is still young. As a result, today's Cannabis landscape is fragmented and faces numerous challenges such as:



Regulations & Restrictions
Unstable laws and enforcement keep changing the rules for dispensaries which result in consumer distrust
Illict Market
A staggering 80% of market share is still controlled by the illicit market with millions of customers and over 300+ non-licensed
Big Players
Companies like Med Men spend millions on advertising while operating at a loss, making it difficult for single dispensaries to compete for customers
Higher Prices
There is up to a 45% tax on legal cannabis causing an increase in product cost, pushing consumers away from legal dispensaries and forcing them to the illicit market

Cannabis retailers, brands and consumers have to deal with things like:

- The illicit market that still dominates the market share,

- Government regulations which make it hard to compete,

- High taxes making it hard to retain consumer loyalty and

- Federal restrictions making it hard to advertise - *to name a few.*

Even social media companies restrict content around Cannabis, making it hard for Cannabis communities to remain established.

> ***This fragmentation can be debilitating, leaving most Cannabis businesses***

> ***seriously lacking the ability to Increase Traffic, Customer Frequency and ROI to stay ahead.***

To make matters worse, a majority of Cannabis consumers are mainly driven by price, making it difficult for Cannabis businesses to retain consumer loyalty.

If that isn't enough, the biggest challenge still facing the Industry hasn't even happened yet...Federal legalization

The Titans of Tech, Brands and Retailers are already planning and positioning themselves to take over and own the Cannabis market once this happens.

This is a daunting thought for current businesses in the industry.

These "big players" represent dominance over the market; ultimately squeezing them out.

But, for the company offering the right solution, it is a golden opportunity.

Not only do we want to capitalize on the existing landscape and create a value proposition for our own company ahead of Federal legalization, we want to make a difference and protect some of the existing players in the space from what's to come.

Below is our 2.0....Enjoy!

WHAT IS OUR SOLUTION?:

KUSH KLUBS KUSH PASS KPAY Ki

A Complete Eco-system where Cannabis Retailers, Brands and Consumers ALL derive value from participating within the Community.

FOR BUSINESSES (B2B) - Our technology allows Retailers and Brands to power their business by deploying tools to Increase Awareness, Traffic, Frequency, Loyalty and ROI by creating and managing their own Memberships Clubs.

Using our SAAS tech solution, a retailer can focus on their core competencies while we power their business by allowing them to:

- Launch and manage their own website and digital presence
- Join a Marketplace to showcase their products and services
- Manage their back-end business by taking reservations and managing their orders
- Market and promote their products to consumers
- Use Social tools to start conversations around their product, get rated, reviewed and recommended
- Create and manage subscription-based offerings to create passive and residual income
- Deploy a Loyalty Program with points, credits, and a Wallet System
- Connect them together under one Network Umbrella to be visibly seen
- Analyze and access data and insights, provided by us, to become better informed

> *Our technology powers Cannabis businesses. We DO NOT touch the plant.*


Join KUSHKLUBS
One flat rate per month gets you access to:
$5 Grams
Omnia Industry
Kush Klubs Lounge
KUSH
Smoke Everyday For One Flat Rate
Wholesale Weed At One Flat Rate
KUSH
PICKUP LANE
SKIP
Kush Klubs Lounge

In addition, we give them access to all of these tools for FREE by charging the consumer a monthly Membership Fee.

SOME OF OUR PARTNERS INCLUDE:

FOR CONSUMERS (B2C) - IT STARTS WITH AN ALL ACCESS PASS


It all starts with
an all-access membership
KUSH PASS
KUSHKLUBS
Join The Fastest Growing Network Of
Cannabis Clubs
$15/Month
One flat rate per month gets you access to:
20%
All Your Purchases
KUSH
A VIP EXPERIENCE

Average consumer spends $70 per retail visit, thus paying for their monthly membership within the first visit

WE ARE LOWERING THE BARRIER TO ENTRY BY OFFERING A FREEMIUM MODEL TO CONSUMERS TO ACQUIRE THEM.

JOIN Kush Klubs and GET 30 DAYS FREE to use our platform and derive all of the benefits we offer. After 30 days, a member can continue to get all of the benefits for $15/month or stay on the free plan where they can still derive some of the benefits.

- **This model allows us to widen the net by creating a true Acquisition, Conversion and Retention funnel. It also allows us to create critical mass and aggregate the data of daily active users whether they are Free, Paid and/or Premium.**

  In addition, we bring the value of a Network Effect designed to:

- Give them tools to make their buying experience simpler, easier and safer
- Negotiate a better value proposition, giving them access to better pricing, quality and efficacy of products
- Utilize the data to create a much more immersive experience, and provide curated content and a recommendation engine
- Gain access to educational content to make better informed choices
- Create standardization across all Retail Partners and Brands
- Allow them to use their Membership across our entire Network
- Connect consumers together into a social community within our platform
- Take them away from the Illicit Market and drive them to Licensed Retailers


KUSH
Smoke Everyday for One Flat Rate
Basic
Casual
Avid
Ultimate
KUSHKLUBS
VIP MEMBERS
PICKUP LANE
FREE GIFT
EARN MEMBERSHIP CREDITS FOR YOUR BONUS WALLET
KUSHKLUBS.COM
RESERVED
10% OFF
ALL YOU CAN SMOKE

Members can also enjoy a Kush Klubs Lounge at Participating Dispensaries


Kush Klubs Lounge



Kush Klubs is powerful and unique. We are able to provide an equal value proposition to both the B2B and B2C segments within the same market.

Take a look at Kush Klubs 2.0 explained in this video:


KK 2.0
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Introducing:
KUSH
K L U B S
2.0
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WHY KUSH KLUBS?

By providing a service which allows retailers to provide discounts to consumers in exchange for increasing their consumer traffic, frequency of visits, loyalty, and ultimately revenues, providing a win-win for them and consumers.

This mitigates our risk as we are able to profit from both segments of the industry, and do it without hurting one side to benefit the other. In fact, both retailers and consumers profit from our service whereas most services only benefit one side at the expense of the other.

All of these tools and value propositions create an end to end pipe connecting our supply chain partners to consumers, of which we control. Controlling this pipe gives us access to rich data.

Gaining a market share by creating a Network Effect and then having access to the data from that ecosystem, gives us a huge opportunity to become an Acquisition Target when Federal Legalization happens. Large players from Big Pharma, Tech, Retail, Brands, and more, are all going to look to gain access to a Network such as ours making us a valuable target.

We created this solution for a few reasons:

- Federal Legalization is coming soon and big players will take over the market
- To give retailers the opportunity to increase their traffic, frequency of visits, loyalty and revenues
- To pull consumers from the Black Market, where the majority of consumers still go due to the extremely high tax rates on legal product
- To provide services that most Retailers can't afford on their own
- To allow smaller Retailers & Brands to compete with their larger counterparts
- To create a Network and standardization in the retail segment by bringing retailers together and by using the power of the collective (help the

fragmented market)

- To create a competitive marketplace for consumers

Full Pitch:

Check out who we are, what we've done, what we are building and what's coming in our comprehensive pitch video. It's a little long but, if you're considering investing, you REALLY need to see this. You won't get a better explanation of a business than you'll get in this video narrated by our Founder & CEO. It's definitely worth the watch!


KK Pitch: Wefunder
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KUSH
KLUBS
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HOW DO WE MONETIZE?:

- Membership Fees
- Transaction Fees (Kush Pay)
- Premium Packages
- Added Value Services
- Marketplace (non Cannabis items)
- Data and Analytics

KK Technologies/Kush Klubs Pro-Forma Financial Model:

If you take a look at our financial model you will see how big this opportunity really is and the huge potential ROI!

Our Founder & CEO, J.P. Fatta will take you through our financial model.

*This is a forward looking pro-forma financial assumptions model.


Kush Klubs: Financial Walk Through Video
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With years devoted to researching the industry and cultivating relationships, we've thoroughly dissected the past and present of cannabis so we can look forward to the future. And though the future may be uncertain we do know one thing for sure, technology will play a very important role. Our SAAS solution utilizes blockchain, AI and cashless payment technologies to power businesses in the cannabis space.

BUT DON'T TAKE OUR WORD FOR IT....HEAR IT FROM OUR PARTNERS & CUSTOMERS:

Dispensary Owner, California Cannabis: Virgil Grant


California Cannabis Teams up with Kush Klubs
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Dispensary Manager, Omnia Industry: Mireya Navarro


Dispensary Manager: Mireya Testimonial (3)
Kush Klubs Lounge
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Product Specialist, California Cannabis: Marco


California Cannabis Product Specialists
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Member of our Affiliate Program: Nicko


KUSH
Affiliate/Influencer Program Member: Nicko
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Member: Joe E. Brown II


KUSH
Member Joe E Brown II Testimonial Video
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Member: Mohammed (you may recognize him from the pitch video)


KUSH
Member: Mohammed Testimonial (2)
Kush Klubs Lounge
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Vibes
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Member: Tyler (you may recognize her from the pitch video)


KUSH
Member/Influencer: Tyler Testimonial (2)
Kush Klubs Lounge
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WHAT ELSE DO YOU NEED TO SEE? THIS OPPORTUNITY SPEAKS FOR ITSELF!

However, if you still want to know more, please let us know. We will be happy to answer any questions!